VIA EDGAR

September 20, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:

National Interstate Corporation Schedule 13E-3
Filed on August 16, 2016 by American Financial Group, Inc. et al.
File No. 005-80324

Preliminary Merger Proxy Statement on Schedule 14A
Filed on August 16, 2016 by National Interstate Corporation
File No. 000-51130

Dear Ms. Hayes:

On September 20, 2016, in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that National Interstate Corporation (the “Company”), American Financial Group, Inc. (“AFG”), Great American Insurance Company (“Parent”) and GAIC Alloy, Inc. (“Merger Sub”, together with the Company, AFG and Parent, the “Filing Persons”) received in a letter from the Staff dated September 12, 2016, (i) the Filing Persons have filed Amendment No. 1 to the Schedule 13E-3, originally filed on August 16, 2016, (ii) the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, originally filed on August 16, 2016 and (iii) the Filing Persons have confidentially filed separate correspondence to the Staff with responses to each Staff comment (collectively, the “Response”). In connection with the Response, the Filing Persons hereby acknowledge that:

•	each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in each respective filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

September 20, 2016

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our respective counsel: Gregory B. Astrachan, at (212) 728-8608, Thomas M. Cerabino, at (212) 728-8208, or Robert A. Rizzo, at (212) 728-8162, each of Willkie Farr & Gallagher LLP and counsel to the Company, and Todd E. Freed, at (212) 735-3714, or Jon A. Hlafter, at (212) 735-2512, each of Skadden, Arps, Slate, Meagher & Flom LLP and counsel to AFG, Parent and Merger Sub.

Very truly yours,

NATIONAL INTERSTATE CORPORATION

By:	/s/
Name: Arthur J. Gonzales Title: Senior Vice President, General Counsel and Secretary

AMERICAN FINANCIAL GROUP, INC.

By:	/s/
Name: Mark A. Weiss Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/
Name: Sue A. Erhart Title: Senior Vice President and General Counsel

GAIC ALLOY, INC.

By:	/s/
Name: Sue A. Erhart Title: Vice President and General Counsel

cc:	Mary Beth Breslin, U.S. Securities and Exchange Commission
David Orlic, U.S. Securities and Exchange Commission
Christina Thomas, U.S. Securities and Exchange Commission